

Mail Stop 3720

October 13, 2015

Mr. Anthony T. Skiadas
Senior Vice President and Controller
Verizon Communications Inc.
1095 Avenue of the Americas
New York, New York 10036

> **Re: Verizon Communications Inc.
> Form 10-K for Fiscal Year Ended December 31, 2014
> Filed February 23, 2015
> Response dated September 22, 2015
> File No. 1-08606**

Dear Mr. Skiadas:

We have reviewed your September 22, 2015 response to our comment letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

1.   We note on page 8 of your response that the Presidents of Enterprise Solutions and Consumer and Mass Business Markets did not regularly review operating performance with the CODM. Please tell us the number of occasions that the individuals did meet with the CODM. To the extent there were meetings, tell us the purpose of the meetings and whether the EVP of Wireless participated in those meetings.

2.   We note on page 8 that the CODM reviews and makes revisions to budgets prepared by the segment managers. Please describe to us this process in more detail. Include in your response the level of the organization that the CODM reviews and revises budgets.

3.   We note from your response that the reorganization in 2015 did not impact the determination of your CODM or how the CODM manages your business and makes decisions. As it relates to your reorganization, please tell us the following:

- the reasons for the reorganization;
- the nature and type of decisions that the EVP and President of Operations makes;
- the nature and type of decisions that the CEO makes;
- which individuals report directly to the EVP and President of Operations; and
- an explanation of any other changes from 2014 resulting from the reorganization that impacted the organizational reporting structure, decision-making process, or budgeting.

        You may contact Sharon Virga, Staff Accountant, at (202) 551-3385 or Terry French, Accountant Branch Chief, at (202) 551-3828 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications